

Mail Stop 3233

June 7, 2016

Via E-mail
R. Nicholas Singh
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

> **Re: Annaly Capital Management, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed May 27, 2016**
> **And Documents Incorporated by Reference**
> **File No. 333-211140**

Dear Mr. Singh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4

Selected Historical Consolidated Financial Data of Annaly, page 18

1.   Please refer to the response to comment 1 and tell us the nature of the revision to the methodology for computing the ratio of fixed charges and why you believe the revision was appropriate.

Unaudited Pro Forma Condensed Combined Financial Statements, page 107

Note 2. Accounting Policies, page 112

2.   Please refer to the response to comment 4 and tell us why Annaly's accounting policies are being reviewed in connection with the merger as we would expect that only Hatteras' accounting policies would be reviewed to ensure conformity with Annaly's accounting policies. In addition, please clarify for us whether your disclosure relates to any specific accounting policy of either company.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 52

3.   We have considered your response to our prior comment 11. It appears that your adjustment to eliminate premium amortization cost (benefit) related to constant prepayment rates from normalized core earnings and interest income may not comply with question 100.04 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. Please clarify for us how you intend to apply that guidance to your normalized measures and revise your future filings accordingly.

Notes to the Consolidated Financial Statements

Note 3. Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4.   Please refer to the response to comment 12. Tell us and revise future filings to disclose why you are using the retrospective method to recognize revenue on Residential Investment Securities by reference to ASC 320-10, describe how that method is applied and what the effects of its application has on your financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Robert Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758, or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Adam O. Emmerich, Esq.
        Ronald C. Chen, Esq.
        Wachtell, Lipton, Rosen & Katz
        Via E-mail